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                             October 17, 2022

       Suqin Li
       Chief Executive Officer
       Majestic Ideal Holdings Ltd
       22/F, China United Plaza
       1002-1008, Tai Nan West Street
       Cheung Sha Wan, Kowloon, Hong Kong

                                                        Re: Majestic Ideal
Holdings Ltd
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted September
22, 2022
                                                            CIK No. 0001897532

       Dear Suqin Li:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form F-1 submitted September 22, 2022

       Other Pertinent Information, page iii

   1. We note your response to prior comment 1 and the revised definitions on page iii. To the extent that you exclude
Hong Kong from definitions related to China, the PRC and
                                                        mainland China, please
revise the disclosure on the cover page and on page iii to clarify that the legal and
operational risks associated with operating in China also apply to Hong
                                                        Kong. In addition,
disclose on the cover page and in the prospectus summary how any regulatory actions
related to data security or anti-monopoly concerns in Hong Kong have or may impact the
company   s ability to conduct its business, accept foreign investments, or list on a U.S.
exchange.
 Suqin Li
Majestic Ideal Holdings Ltd
October 17, 2022
Page 2
Permission Required from Hong Kong Authorities, page 4

2. We note your response to prior comment 1 and the disclosure on page 4 of your prior amendment that "we and our Hong Kong subsidiary are not required to obtain any permission or approval from Hong Kong authorities to operate our business or
         issue our Shares to foreign investors." However, it appears that in response to prior comment 1 that you revised the disclosure in this section to instead state that "we are not currently required to obtain permission from any Hong Kong authorities in connection with this offering." Please revise the disclosure to state whether you and your Hong Kong subsidiary are required to obtain permission or approval from Hong Kong authorities to operate your business or issue your shares to foreign investors.
3. We note your revised disclosure in this section about change in applicable, laws, regulations or interpretations and that you will "strive to comply with the then applicable laws, regulations, or interpretations." Please expand the disclosure to describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
4. We note the disclosure in this section that you have not obtained an opinion of Hong
         Kong counsel. If you did not consult counsel, discuss why you did not consult counsel as previously requested in the penultimate sentence of prior comment 1. Enforceability of Civil Liabilities, page 5

5. We note your response to prior comment 1. To the extent that you exclude Hong Kong from definitions related to China, the PRC and mainland China, please expand this section to provide additional disclosure related to the enforceability of civil liabilities in Hong
         Kong.
Summary of Risk Factors, page 6

6. We note your disclosure in the table on page 6 that several of your directors and officers are currently located in Hong Kong. Please disclose that it is uncertain whether in the future the Hong Kong government will implement regulations and policies of the Chinese government or adopt regulations and policies of its own that are substantially similar to those of the Chinese government. Also, given your disclosure on page 6 about sudden or unexpected changes in laws and regulations in the PRC with little advance notice, disclose, if applicable, that it is also uncertain whether having several of your directors
FirstName LastNameSuqin Li
       and officers located in Hong Kong will subject you to the oversight of the Chinese
Comapany    NameMajestic
       authorities           Ideal Holdings
                    in the future.            Ltdrevise your disclosure to
directly state that the legal
                                   Also, please
Octoberand
         17,operational
             2022 Page risks
                          2 associated with operating in the PRC also apply to
Hong Kong.
FirstName LastName
 Suqin Li
FirstName  LastNameSuqin
Majestic Ideal Holdings LtdLi
Comapany
October 17,NameMajestic
            2022          Ideal Holdings Ltd
October
Page 3 17, 2022 Page 3
FirstName LastName
General

7. To the extent that you are impacted by the conflict in the Ukraine, please revise to provide more specific disclosures about the legal and operational risks, as well as the impact on your results of operations, as a result of such invasion. For additional guidance, please see
         the Division of Corporation Finance   s Sample Letter to Companies
Regarding Disclosures
         Pertaining to Russia   s Invasion of Ukraine and Related Supply Chain
Issues issued by the
         Staff in May 2022.
8. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of the conflict between Russia and Ukraine. For example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items;
             experience higher costs due to constrained capacity or increased commodity prices or challenges of sourcing materials;
             experience surges or declines in demand for which you are unable to adequately adjust your supply;
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine and/or related
         geopolitical tension; or
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing conflict.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
9. Please describe the extent and nature of the role of the board of directors in overseeing
         risks related to Russia   s invasion of Ukraine. This could include,
but is not limited to,
         risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.
10. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential risks.
11. If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.
         Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.
12. Please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain liquidity or capital resources.
 Suqin Li
FirstName  LastNameSuqin
Majestic Ideal Holdings LtdLi
Comapany
October 17,NameMajestic
            2022          Ideal Holdings Ltd
October
Page 4 17, 2022 Page 4
FirstName LastName
        You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Kevin Woody,
Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:      Virginia Tam